UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONTRO, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

683380109

(CUSIP Number)

Saied Kashani

Foley & Lardner

2029 Century Park East, 35th Floor

Los Angeles, California 90067

(310) 975 7756

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

1 Name of Reporting Person

S.S. or I.R.S. Identification Number of Above Person (optional)

Aura (Pvt.) Ltd.

2 Check The Appropriate Box If a Member of a Group (a)[ ]

(b)[ ]

3 SEC Use Only

4 Source of Funds: WC

5 Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e) []

6 Citizenship or Place of Organization

Pakistan

7 Sole Voting Power

863447 shares

Number of

Shares 8 Shared Voting Power

Beneficially 0 shares

Owned By

Each Reporting 9 Sole Dispositive Power

Person With 863447 shares

10 Shared Dispositive Power

0 shares

11 Aggregate Amount Beneficially Owned by Each Reporting Person

863447 shares

12 Check Box If The Aggregate Amount in Row (11) Excludes

Certain Shares [ ]

13 Percent of Class Represented By Amount in Row (11)

11.2%

14 Type of Reporting Person

CO

Item 1. Security and Issuer

This Schedule 13D is being filed by Aura (Pvt.) Ltd. ("Aura"), a Pakistani corporation and relates to the common stock, no par value ("Common Stock") of Ontro, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13250 Gregg Street, Poway, California 92064.

Item 2. Identity and Background

(a)-(c) Aura is a corporation duly organized under the laws of Pakistan, with its principal address and office at 70 C 1 Gulberg 3, Lahore, Pakistan. The principal business of Aura is that of trade, operation of certain businesses in Pakistan, and investment in property, businesses and securities.

(d)-(e) Nothing to disclose.

(f) Pakistan

Item 3. Source and Amount of Funds or Other Consideration

The consideration expended by Aura to acquire its shares as reported herein is $837,446.40. Such funds were provided from Aura's available capital, including certain securities in another company which were sold to provide funds for the purchase of shares of the Issuer.

Item 4. Purpose of the Transaction

Aura's primary goal is to profit from appreciation in the market price of the Common Stock. Aura expects to actively assert shareholder rights. In addition, as of April 27, 2001 Aura has the right, agreed by the Issuer, to nominate one member to the Issuer's Board of Directors. Aura has submitted the name of its nominee and expects the nominee to be seated as one of the Issuer's directors.

Aura has proposed a transaction with the Issuer which, if consummated, will result in Aura's purchasing an additional approximately 7% of the Common Stock and will result in Aura's being granted the right to appoint the majority of the Board of Directors of the Issuer. As proposed, this will result in an increase in the number of Directors from five to seven with Aura appointing four of the directors. This transaction has not been consummated and may not be consummated.

Aura has considered changes in management of the Issuer. Aura may propose or cause to be implemented changes in the management of the issuer.

Aura may also purchase additional Common Stock or dispose of all or part of its Common Stock at any time. Aura intends to continue to evaluate the Issuer and its business prospects and has consulted and will continue to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives.

Aura intends to continue to explore the options available to it. Aura may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Except as disclosed herein, Aura has no specific plans covered by subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of April 28, 2001, Aura owns 739,266 shares of Common Stock and holds warrants to purchase an additional 124,181 shares, representing 9.6% and 1.6% of the outstanding shares of Common Stock of the Issuer, on a fully-diluted basis (as reported by the Issuer to Aura).

The purchase of 697,872 shares is reflected in a Stock Purchase Agreement signed by Aura on April 27, 2001 and (Aura understands) signed by the Issuer on April 28, 2001. These shares have not yet been physically delivered to Aura. The remaining shares were received as a commission due Aura for purchase of the shares, as agreed with the Issuer on or about January 19, 2001. The warrants were also received pursuant to the agreement made on or about January 19, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2001

AURA (Pvt.) Ltd.

by: Saied Kashani, authorized agent

/s/ Saied Kashani

Saied Kashani